Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended
	March 31,
	2003	2002
Basic:
Average shares outstanding	6,859,488	6,865,558
Net income	$5,458,387	$5,402,443
Per share amount	$0.80	$0.79
Diluted:
Average shares outstanding	6,859,488	6,865,558
Net effect of dilutive stock options -
based on the treasury stock method
using average market price	83,953	58,726
Diluted shares	6,943,441	6,924,284
Net income	$5,458,387	$5,402,443
Per share amount	$0.79	$0.78

Note: Antidilutive stock options totaling 16,000 shares were not included in the calculation of diluted earnings per share for the period ended March 31, 2003. There were no antidilutive stock options at March 31, 2002.

END